++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is subject to completion. This + +prospectus supplement and the accompanying prospectus are not an offer to +
+sell these securities and they are not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-96173

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2001

Prospectus Supplement
(To Prospectus dated February 25, 2000)

[Sara Lee Logo]

Sara Lee Corporation
$
  % Notes due 20

Issue price:   %

$
  % Notes due 20

Issue price:   %

Interest payable         and

Each series of notes will mature on            of its respective year of
maturity. Interest on the notes will accrue from          , 2001. The   % notes
due 20   will not be redeemable prior to maturity. We may redeem some or all of
the   % notes due 20   at any time subject to the payment of a make-whole
premium described under the heading "Description of the Notes--Optional Redemption." We will issue the notes in minimum denominations of $1,000 increased in multiples of $1,000.

The notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness, but will be effectively junior to our secured indebtedness and to all existing and future indebtedness and other liabilities of our subsidiaries.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                       Price to Discount and Proceeds to
                       Public   Commissions  Sara Lee
--------------------------------------------------------
Per   % Note due 20      %        %            %
--------------------------------------------------------
Total                  $        $            $
--------------------------------------------------------
Per   % Note due 20      %        %            %
--------------------------------------------------------
Total                  $        $            $
--------------------------------------------------------

Neither series of notes will be listed on any securities exchange. Currently, there is no public market for either series of notes.

We expect to deliver the notes to investors through the book-entry system of The Depository Trust Company for the accounts of its participants, including
Clearstream, Luxembourg or the Euroclear System, on or about           , 2001.

                      Joint Lead Managers and Bookrunners

JPMorgan                                                    Salomon Smith Barney

                                  Co-Managers

Banc One Capital Markets, Inc.
           Banc of America Securities LLC
                      Jackson Securities Inc.
                                 Loop Capital Markets, LLC
                                         The Williams Capital Group, L.P.

        , 2001

   You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the information to which we have referred you. We have not authorized anyone to provide you with any additional information.

   This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to purchase, the notes offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

   As used in this prospectus supplement, the terms "Sara Lee," "we," "us" and "our" may, depending upon the context, refer to Sara Lee Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................  S-3
Summary..................................................................  S-4
Use of Proceeds..........................................................  S-7
Ratios of Earnings to Fixed Charges......................................  S-7
Capitalization...........................................................  S-8
Selected Historical Financial Information................................  S-9
Unaudited Pro Forma Condensed and Consolidated Financial Information..... S-11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-15
Forward-Looking Information.............................................. S-26
Description of the Notes................................................. S-27
Underwriting............................................................. S-32
Legal Matters............................................................ S-33
Experts.................................................................. S-33

                                   Prospectus

About This Prospectus....................................................    2
Where You Can Find More Information......................................    2
Sara Lee Corporation.....................................................    3
Use of Proceeds..........................................................    5
Ratios of Earnings to Fixed Charges......................................    5
Description of Debt Securities...........................................    6
Description of Debt Warrants.............................................   11
Description of Common Stock and Preferred Stock..........................   12
Description of Common Stock Warrants.....................................   13
Description of Currency Warrants.........................................   14
Plan of Distribution.....................................................   16
Legal Matters............................................................   16
Experts..................................................................   16

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy those documents at the offices of: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; and The Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94101. Our SEC filings are also available to the public over the Internet on the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the following documents we filed with the SEC (file number 001-3344) and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or the underwriters sell all of the notes:

  . our annual report on Form 10-K for our fiscal year ended July 1, 2000;

  . our quarterly reports on Form 10-Q for our fiscal quarters ended
    September 30, 2000, December 30, 2000 and March 31, 2001;

  . our current reports on Form 8-K dated December 4, 2000, August 8, 2001 and September 4, 2001; and

  . our current report on Form 8-K/A dated August 8, 2001, which amends our current report on Form 8-K dated August 8, 2001.

   You may request a copy of these filings at no cost, by writing or calling us at the following address:

                               Sara Lee Corporation
                               Three First National Plaza
                               Chicago, Illinois 60602-4260
                               Attn: Corporate Secretary
                               (312) 726-2600

                                    SUMMARY

   This prospectus supplement contains the terms of this offering of notes. The prospectus supplement may add, update or change information in the accompanying prospectus. To the extent they are inconsistent, the information in this prospectus supplement will supersede the information in the accompanying prospectus.

   You should read carefully this prospectus supplement and the accompanying prospectus to understand the terms of the notes offered by this prospectus supplement and the accompanying prospectus. You should also read the documents referred to in "Where You Can Find More Information" on page S-3 of this prospectus supplement for information about us and our financial statements.

                              SARA LEE CORPORATION

   We are a global consumer packaged goods company with approximately $17.7 billion in annual revenues. Our fiscal year ends on the Saturday nearest June
30. Our businesses are classified into four industry segments:

  .Sara Lee Foods;

  .Sara Lee Beverage;

  .Intimates and Underwear; and

  .Household Products.

   Sara Lee Foods: The Sara Lee Foods business consists of packaged meats (82% of total sales in fiscal 2001) and baked goods (18% of total sales in fiscal
2001). We are the world's largest packaged meats company. We hold the number-two retail position in the $11 billion U.S. packaged meats industry, ranking number one in the key categories of hot dogs, corn dogs, smoked sausage, breakfast sausage, cocktail links and breakfast sandwiches. We have the largest packaged meats business in Europe and hold a leading position in Mexico. We are the number-one frozen baked goods company in the United States, holding a leading share in the dessert category, and we are number two in the pie segment. With the acquisition of The Earthgrains Company in early fiscal 2002, we are now the second-largest fresh bread company in the United States, and a leader in the refrigerated dough category in the United States and Europe.

   Sara Lee Beverage: Our Beverage business includes retail and foodservice coffee and tea sales in major markets around the world. We hold a leading position in the $33 billion worldwide retail coffee market. We have the number-one position in coffee in Brazil, many European countries and the U.S. foodservice market. In the U.S. retail coffee market, we hold the number-three position, and we rank number one or number two in tea in many European countries.

   Intimates and Underwear: Our Intimates and Underwear business has grown into one of the largest and most profitable apparel businesses in the world by focusing on basic, branded "innerwear" products--intimates, underwear and legwear. We hold the leading share positions in intimate apparel, underwear and legwear in North America, Europe and several Latin American countries with a portfolio of well-known brands including Hanes, Hanes Her Way, Playtex, L'eggs, Dim, Bali, Just My Size, Wonderbra and Lovable.

   Household Products: Our most global line of business, Household Products, markets household and personal care items in more than 180 countries, with an emphasis on Europe, North America and Asia. We have leading positions in four core categories: body care, shoe care, air fresheners and insecticides. As of the close of fiscal 2001, we held the number-one position in the bath and shower products category in Europe and leading positions in air fresheners and insecticides. Additionally, we have a leading position in the shoe care category worldwide. Our Direct Selling business, which is part of Household Products, distributes skin care products, cosmetics, fragrances, toiletries and apparel directly to consumers in 17 countries through an independent sales force of more than 800,000 people.

   Our principal executive offices are located at Three First National Plaza, Chicago, Illinois U.S.A. 60602-4260, and our phone number is (312) 726-2600.

                            SUMMARY OF THE OFFERING

 Issuer.................. Sara Lee Corporation

 Securities Offered...... $     million aggregate principal amount of   % notes
                          due 20
                          (the "20   notes")
                          $     million aggregate principal amount of   % notes
                          due 20
                          (the "20   notes")

 Interest Payment Dates..       and       of each year, beginning         ,
                          2002

 Maturity Dates..........          , 20   for the 20  notes
                                   , 20   for the 20  notes

 Optional Redemption..... The 20   notes may not be redeemed prior to maturity.
                          We may redeem the 20   notes at our option at any
                          time, in whole or in part, on not less than 30 nor
                          more than 60 days' notice, at a redemption price
                          equal to the principal amount thereof plus accrued
                          and unpaid interest to the redemption date and a
                          make-whole premium, if any.

 Ranking................. The notes:
                          . are unsecured

                          . rank equally with all of our existing and future
                            unsecured and unsubordinated indebtedness

                          . are senior to our future subordinated indebtedness

                          . are effectively junior to our secured indebtedness
                            and to all existing and future indebtedness and other liabilities of our subsidiaries

 Covenants............... We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict
                          our ability, with certain exceptions, to:

                          . incur debt secured by liens

                          . engage in sale/leaseback transactions

 Use of Proceeds......... We estimate that we will receive net proceeds from this offering, after deducting expenses payable by
                          us, of approximately $   million, which we intend to
                          use to repay outstanding commercial paper
                          indebtedness.

 Further Issues.......... We may from time to time, without notice to or the consent of the registered holders of the notes of a
                          particular series, create and issue additional debt
                          securities having the same terms as and ranking
                          equally and ratably with the notes of that series in
                          all respects, as described more fully in "Description
                          of the Notes--Further Issues" on page S-28 of this
                          prospectus supplement.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering, after deducting
estimated expenses payable by us, will be approximately $       million. We
expect to use the net proceeds from this offering to repay outstanding commercial paper indebtedness incurred in connection with our acquisition of The Earthgrains Company ("Earthgrains"). At August 29, 2001, we had outstanding commercial paper indebtedness of approximately $2.7 billion, maturing no later than 74 days from the date of issue and bearing interest at rates ranging from approximately 3.55% to 3.72% per year.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The ratios of our earnings to fixed charges for the periods indicated are as follows:

                                           Fiscal Year Ended (1)
                               -----------------------------------------------
                               2001(2)(3)  2001(3) 2000  1999(4) 1998(5)  1997
                               ----------- ------- ----  ------- -------  ----
                               (pro forma)
   Ratio of earnings to fixed
    charges..................      4.6x      6.5x  6.0x    6.6x   (0.4)x  6.4x

--------
(1) Our fiscal year ends on the Saturday nearest June 30.
(2) The unaudited pro forma ratio of earnings to fixed charges is calculated by adding our fixed charges and earnings available for fixed charges for the fiscal year ended June 30, 2001 with the fixed charges and earnings available for fixed charges of Earthgrains for the 12-month period ended June 19, 2001. The unaudited pro forma information assumes that our acquisition of Earthgrains was funded with $1,875 million of short-term and long-term debt at a weighted-average interest rate of 4.54%, resulting in an incremental pro forma annual interest expense of $85 million. Please see "Unaudited Pro Forma Condensed and Consolidated Financial Information" for a description of the pro forma assumptions.
(3) In 2001, we recorded a gain on the disposal of Coach, Inc. of $967 million and business dispositions and other charges of $554 million that resulted in an increase in income from continuing operations before income taxes of $413 million.
(4) Fiscal 1999 was a 53-week year. In 1999, we recorded a gain on the sale of our tobacco business of $137 million and a product recall charge of $76 million that resulted in an increase in income from continuing operations before taxes of $61 million.
(5) In 1998, we recorded a restructuring provision that reduced income from continuing operations before income taxes by $2,038 million.

   The computation of the ratios of earnings to fixed charges is based on the applicable amounts for us and our subsidiaries on a consolidated basis. For these ratios, earnings include income from continuing operations before income taxes, fixed charges and amortization of interest capitalized (but not interest capitalized during the period). Fixed charges include interest expense (including interest capitalized during the period) plus the portion of rents we believe to be representative of the interest factor.

                                 CAPITALIZATION

   The following table sets forth our capitalization, which includes our subsidiaries, as of June 30, 2001 (i) on an historical basis and (ii) on a pro forma basis to give effect to the Earthgrains acquisition, including the assumption of approximately $957 million of indebtedness and the incurrence of $1,875 million of commercial paper indebtedness in connection therewith, and to reflect the sale of the notes and the application of the proceeds from this offering as described under "Use of Proceeds." This table should be read in conjunction with the information under "Selected Historical Financial Information" and "Unaudited Pro Forma Condensed and Consolidated Financial Information" and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                             June 30, 2001
                                                        -----------------------
                                                        Historical Pro Forma(1)
                                                        ---------- ------------
                                                             (in millions)
Notes payable.........................................    $  101      $1,226 (2)
Long-term debt(3).....................................     3,120       4,827 (2)
                                                          ------      ------
  Total debt..........................................     3,221       6,053
                                                          ------      ------
Preferred stock: (authorized 13,500,000 shares; no par
 value)
 ESOP convertible preferred, 3,289,979 shares issued
 and outstanding......................................       238         238
Unearned deferred compensation........................      (223)       (223)
Common stock: (authorized 1,200,000,000 shares; $.01
 par value)
 781,964,060 shares issued and outstanding............         8           8
Capital surplus.......................................       --           64 (4)
Retained earnings.....................................     2,635       2,635
Accumulated other comprehensive loss..................    (1,521)     (1,521)
                                                          ------      ------
  Total equity........................................     1,137       1,201
                                                          ------      ------
    Total capitalization..............................    $4,358      $7,254
                                                          ======      ======

--------
(1) The acquisition will be accounted for using the purchase method of accounting. The Earthgrains equity is eliminated in the purchase accounting adjustments. The purchase price adjustment is preliminary.
(2) Pro forma notes payable reflects the incurrence of $1,875 million of commercial paper indebtedness to fund the Earthgrains acquisition, less $750 million that we expect to refinance on a long-term basis with the proceeds from this offering. Pro forma long-term debt reflects the assumption of approximately $957 million of Earthgrains' indebtedness and the sale of the notes in this offering.
(3) Long-term debt includes the current portion.
(4) All Earthgrains stock options that remained outstanding after the completion of the tender offer were converted into options to purchase our common stock. The value of the options for our common stock issued in exchange for outstanding Earthgrains stock options represents additional purchase consideration and increased goodwill and capital surplus by $64 million.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table sets forth selected historical financial information for each of the periods indicated. This information should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected historical financial data as of and for each of the five years ended June 30, 2001 are derived from our audited consolidated financial statements.

                                                  Years ended
                                    --------------------------------------------
                                     June                        June     June
Dollars and shares in millions,        30,    July 1,  July 3,    27,      28,
except per share amounts             2001(1)   2000    1999(2)  1998(3)   1997
-------------------------------     -------   -------  -------  -------  -------
Results of Operations
Continuing Operations
  Net sales.......................  $17,747   $17,511  $17,270  $17,426  $17,361
  Operating income (loss)(4)......    2,453     2,041    2,071      (28)   1,990
  Income (loss) before income
   taxes..........................    1,851     1,567    1,570     (531)   1,401
  Income (loss)...................    1,603     1,158    1,131     (575)     960
  Effective tax rate..............     13.4%     26.1%    28.0%     8.2%    31.5%
  Income (loss) per common share..
    Basic.........................     1.94      1.31     1.24     (.63)     .97
    Diluted.......................     1.87      1.27     1.19     (.63)     .94
Net income (loss).................    2,266     1,222    1,191     (523)   1,009
Net income (loss) per common
 share............................
  Basic...........................     2.75      1.38     1.31     (.57)    1.02
  Diluted.........................     2.65      1.34     1.26     (.57)     .99
Financial Position
Total assets......................  $10,167   $11,611  $10,292  $10,784  $12,775
Total debt........................    3,221     4,683    3,344    3,061    2,663
Operating cash flow to total
 debt(5)..........................     42.0%     29.8%    41.4%    55.0%    47.0%
Return on invested capital(6).....     23.9%     24.2%    21.3%    17.5%    16.0%
Per Common Share(7)
  Dividends.......................  $   .57   $   .53  $   .49  $   .45  $   .41
  Book value at year-end..........     1.43      1.46     1.43     1.97     4.46
  Market value at year-end........    18.94     19.31    22.50    28.31    21.03
Shares used in the determination
 of net income
 per share
  Basic...........................      819       875      903      939      959
  Diluted.........................      854       912      944      939    1,004
Other Information
Cash flow--Net cash from operating
 activities.......................  $ 1,496   $ 1,540  $ 1,603  $ 1,935  $ 1,552
Depreciation......................      392       402      352      409      470
Amortization of intangibles.......      207       200      181      186      193
Capital expenditures..............      532       647      535      474      547
Media advertising expense.........      347       391      414      401      414
Total advertising and promotion
 expense..........................    2,069     1,997    2,010    1,970    1,936
Common stockholders of record.....   78,400    82,600   83,300   85,100   88,800
Number of employees...............  141,500   154,200  133,900  134,800  137,100

--------
(1) In 2001, the gain on the disposal of Coach, Inc. of $967 million, net of the business dispositions and other charges of $554 million, had the following impacts on continuing operations--income before income taxes and income increased $413 million and $467 million, respectively. Including the after-tax gain on the sale of our PYA/Monarch foodservice distribution business of $638 million, recorded as discontinued operations, and the previous items, net income increased $1,105 million.

(2) Fiscal 1999 was a 53-week year. In 1999, the gain on the sale of the tobacco business of $137 million, net of the product recall charge of $76 million, had the following impacts on continuing operations--income before income taxes and income increased $61 million and $47 million, respectively. Net income increased $47 million as a result of these items.
(3) In 1998, a restructuring provision had the following impacts on continuing operations--income before income taxes and income were reduced by $2,038 million and $1,624 million, respectively. Net income was reduced by $1,625 million as a result of the restructuring.
(4) Operating income (loss) is reconciled to income from continuing operations in the business segment information note to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.
(5) Net cash flow from operating activities as a percentage of total balance sheet debt, imputed lease liabilities and auction preferred stock.
(6) The numerator in the Return on Invested Capital ("ROIC") computation consists of net income, plus after-tax interest, amortization and the cash generated or used from the change in deferred taxes. The denominator in the ROIC computation consists of the average of total assets less payables, accruals and investments in associated companies for the year.
(7) Restated for the 2-for-1 stock split in 1999.

      UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma condensed and consolidated financial information combines the financial information of Sara Lee and Earthgrains as of and for the annual period ended June 2001. These financial results include our results of operations for the fiscal year ended June 30, 2001 and Earthgrains' results of operations for the annual period ended on June 19, 2001.

   The unaudited pro forma condensed and consolidated statement of income assumes that the acquisition of Earthgrains occurred at the beginning of the 12-month period beginning in July 2000. The unaudited pro forma condensed and consolidated balance sheet assumes that the acquisition occurred at the end of June 2001.

   The pro forma assumptions are based on information available at the time these statements were prepared and certain estimates and assumptions. The following is a summary of the significant information, estimates and assumptions used in the pro forma financial information:

  . Immediately prior to the expiration of our tender offer to acquire
    Earthgrains common stock, Earthgrains had 46,572,040 issued and outstanding shares of common stock. This includes shares of common stock issued upon exercise of Earthgrains employee stock options. Using the tender offer price of $40.25 per share, the total purchase price for all outstanding Earthgrains common stock was $1,875 million.

  . Sara Lee initially funded the acquisition purchase price with short-term debt. However, we intend to refinance $750 million of such short-term debt on a long-term basis, resulting in an assumed effective interest rate for the combination of short-term and long-term debt of 4.54%.

  . After the completion of the acquisition, Earthgrains will continue to have outstanding long-term debt of approximately $957 million.

  . The acquisition has been accounted for using the purchase method of accounting. All of the excess of the purchase price over the net assets acquired has been allocated to goodwill. The purchase price allocation in the pro forma financial information is preliminary since the determination of the fair value of the acquired assets, identification of intangibles and determination of the finite lives of any intangibles has not been completed.

  . In June 2001, Statement of Financial Accounting Standards No. 142,
    "Goodwill and Other Intangible Assets," was issued which changed the accounting rules for goodwill. Under the provisions of this Statement, no goodwill amortization has been assumed for the incremental goodwill that will be recorded from the acquisition. Previously recorded goodwill amortization has not been adjusted.

   We believe that the assumptions used herein provide a reasonable basis for presenting all of the significant effects of the acquisition in the unaudited pro forma condensed and consolidated financial statements included herein. However, the actual results of operations, financing costs, final allocation of the purchase price and other adjustments will differ from the pro forma adjustments.

   Our consolidated financial statements for fiscal year 2001 and Earthgrains' consolidated financial statements for fiscal year 2001 and the first quarter ended June 19, 2001 are each incorporated by reference in this prospectus supplement and the accompanying prospectus.

   The unaudited pro forma condensed and consolidated financial information is provided to show what we might have looked like had the acquisition occurred at the times specified above. You should not rely on this information as being indicative of the historical results that would have been achieved by the combined companies had the acquisition and events described in the notes to the unaudited pro forma condensed and consolidated financial statements actually occurred at the times specified above. Furthermore, this information may not necessarily reflect our results of operations, financial position and cash flows in the future.

                              Sara Lee Corporation
       Unaudited Pro Forma Condensed and Consolidated Statement of Income
                         Annual Period ended June 2001

                                Sara Lee  Earthgrains  Interest     Pro Forma
                               Actual (1) Actual (2)  Adjustments  as Adjusted
                               ---------- ----------- -----------  -----------
                                      (dollars and shares in millions,
                                         except per share amounts)
Net sales.....................  $17,747     $2,594       $ --        $20,341
Cost of sales.................   10,264      1,412         --         11,676
Cost of sales--product line
 exit costs...................       26        --          --             26
                                -------     ------       -----       -------
Gross profit..................    7,457      1,182         --          8,639
Selling, general and
 administrative expenses......    5,865      1,062         --          6,927
Interest expense..............      270         78          85(3)        433
Interest income...............      (90)       --          --            (90)
Other income..................      --          (4)        --             (4)
Unusual items
  Gain on disposal of Coach
   business...................     (967)       --          --           (967)
  Business dispositions and
   other charges..............      528         12         --            540
                                -------     ------       -----       -------
Income from continuing
 operations before income
 taxes........................    1,851         34         (85)        1,800
Income taxes..................      248         18         (34)(4)       232
                                -------     ------       -----       -------
Income from continuing
 operations...................    1,603         16         (51)        1,568
Preferred stock dividend......       11        --          --             11
                                -------     ------       -----       -------
Income from continuing
 operations available to
 common stockholders..........  $ 1,592     $   16       $ (51)      $ 1,557
                                =======     ======       =====       =======
Income from continuing
 operations per share.........
  --Basic.....................  $  1.94                              $  1.90
                                =======                              =======
  --Diluted...................  $  1.87                              $  1.83
                                =======                              =======
Basic shares outstanding......      819                                  819
                                =======                              =======
Diluted shares outstanding....      854                      1(7)        855
                                =======                  =====       =======


    The accompanying Notes to Unaudited Pro Forma Condensed and Consolidated
         Financial Information are an integral part of these statements

                              Sara Lee Corporation
          Unaudited Pro Forma Condensed and Consolidated Balance Sheet
                                   June 2001

                                                           Purchase Accounting Adjustments
                                                           --------------------------------
                                                Invest-      Change
                                       Earth-    ment      in Control     Stock     Excess
                           Sara Lee    grains   Adjust-    and Trans-     Option   Purchase      Pro Forma
                          Actual (1) Actual (2)  ments     action Fees  Conversion  Price       as Adjusted
                          ---------- ---------- -------    -----------  ---------- --------     -----------
                                                    (dollars in millions)
Assets
Cash and equivalents....   $   548     $   17   $  --         $ --         $--     $   --         $   565
Trade accounts
 receivable, net........     1,538        281                                                       1,819
Inventory...............     2,582         99                                                       2,681
Other current assets....       321         79                                                         400
Net assets of businesses
 held for sale..........        94        --                                                           94
                           -------     ------   ------        -----        ----    -------        -------
 Total current assets...     5,083        476      --           --          --         --           5,559

Other non-current
 assets.................       304         35                                                         339
Property, net...........     2,146        862                                                       3,008
Investment in
 Earthgrains............       --         --     1,875(3)        27 (6)      64(7)  (1,966)(8)        --
Trademarks and other
 identifiable
 intangibles, net.......     1,097        --                                                        1,097
Goodwill, net...........     1,537        885                                        1,301 (8)      3,723
                           -------     ------   ------        -----        ----    -------        -------
 Total assets...........   $10,167     $2,258   $1,875        $  27        $ 64    $  (665)       $13,726
                           =======     ======   ======        =====        ====    =======        =======
Liabilities and
 Stockholders' Equity
Notes payable...........   $   101      $ --    $1,125(3)     $ --         $--     $   --         $ 1,226
Accounts payable........     1,505        170                                                       1,675
Accrued liabilities.....
 Payroll and employee
  benefits..............       812         83                    18 (5)                               913
 Advertising and
  promotion.............       343        --                                                          343
 Taxes other than
  payroll and income....        84        --                                                           84
 Income taxes...........       423        --                                                          423
 Other..................     1,210          3                    45 (6)                             1,258
Current maturities of
 long-term debt.........       480          8                                                         488
Other current
 liabilities............       --          80                                                          80
                           -------     ------   ------        -----        ----    -------        -------
 Total current
  liabilities...........     4,958        344    1,125           63         --         --           6,490

Long-term debt..........     2,640        949      750(3)                                           4,339
Deferred income taxes...       244        103                   (18)(6)                               329
Other liabilities.......       563        187                   (18)(5)                               732
Minority interest in
 subsidiaries...........       625         10                                                         635
Preferred stock
 (authorized 13,500,000
 shares; no par value)
 ESOP convertible:
 Issued and
 outstanding--3,289,979
 shares.................       238        --                                                          238
Unearned deferred
 compensation...........      (223)       --                                                         (223)
Common stockholders'
 equity
Common stock:
 (authorized
 1,200,000,000 shares;
 $.01 par value)--Issued
 and outstanding--
 781,964,060 shares.....         8        --                                                            8
Capital surplus.........       --         636                                64(7)    (636)(8)         64
Retained earnings.......     2,635        141                                         (141)(8)      2,635
Treasury stock..........       --         (41)                                          41 (8)        --
Accumulated other
 comprehensive loss.....    (1,521)       (61)                                          61 (8)     (1,521)
Unearned restricted
 stock issued for future
 services...............       --         (10)                                          10 (8)        --
                           -------     ------   ------        -----        ----    -------        -------
 Total common
  stockholders' equity..     1,122        665      --           --           64       (665)         1,186
                           -------     ------   ------        -----        ----    -------        -------
 Total liabilities and
  common stockholders'
  equity................   $10,167     $2,258   $1,875        $  27        $ 64    $  (665)       $13,726
                           =======     ======   ======        =====        ====    =======        =======

    The accompanying Notes to Unaudited Pro Forma Condensed and Consolidated
                                   Financial
              Information are an integral part of these statements

 Notes to Unaudited Pro Forma Condensed and Consolidated Financial Information

(1) The results for Sara Lee include the results of operations and statement of position for the fiscal year ended June 30, 2001.

(2) The results for Earthgrains include the results of operations and statement of position for the annual period ended June 19, 2001.

(3) Using the number of issued and outstanding shares of Earthgrains common stock that was available for tender of 46,572,040 and the tender offer price per share paid by us of $40.25, the total purchase price for the Earthgrains common stock was $1,875 million. We initially funded this purchase price with the proceeds from the issuance of short-term debt. We intend to refinance $750 million of the short-term debt with the subsequent issuance of long-term debt. The pro forma financial statements reflect the financing of the acquisition with $750 million of long-term debt and $1,125 million of short-term debt.

    The incremental interest expense for both the short-term and long-term debt is calculated using a weighted average interest rate of 4.54%, resulting in annual interest expense of $85 million. The weighted average interest rate consists of a weighted average of short-term and long-term interest rates of 3.62% and 5.92%, respectively. An increase of .125% in the average interest rate would result in a change to interest expense of $2.3 million on an annual basis.

(4) The effect of taxes on the pro forma income statement adjustments has been reflected using a marginal incremental tax rate of 40%, representing the U.S. statutory tax rate of 35% plus a marginal state tax rate of 5%.

(5) Upon completion of our acquisition of Earthgrains, various Earthgrains employees became vested in certain employee benefit plans and other benefits. Management estimates the payments required under these plans approximate $42 million, of which $18 million was previously recorded in other non-current liabilities at Earthgrains. This $18 million has been reclassified to accrued liabilities pending payment after the acquisition.

(6) The $42 million of estimated employee benefit liabilities described in note 5, less the $18 million accrued by Earthgrains which is also noted in note 5, results in $24 million of remaining employee benefits liabilities. The $24 million, plus the assumed transaction costs of approximately $21 million, totaling $45 million, is recorded as a purchase accounting adjustment to other accrued liabilities. This adjustment is recorded net of tax of $18 million, using a 40% tax rate, resulting in an increase to the investment in Earthgrains of $27 million.

(7) All outstanding Earthgrains stock options vested when we completed the tender offer for Earthgrains. Any Earthgrains stock options that had not been exercised prior to the completion of the merger were converted into Sara Lee stock options. The fair market value of Sara Lee stock options issued to Earthgrains employees in exchange for outstanding Earthgrains stock options using the Black-Scholes option-pricing model was $64 million. The value of these options is recorded on the balance sheet as an increase in our investment in Earthgrains and an increase in capital surplus. The additional Sara Lee stock options issued, had they been outstanding at the end of our fiscal year, would have resulted in an additional one million common stock equivalents in the diluted earnings per share computation.

(8) The merger has been accounted for using the purchase method of accounting. All of the excess of the purchase price over the net assets acquired has been allocated to goodwill. The purchase price allocation in the pro forma condensed and consolidated financial information is preliminary.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discusses our results of operations, financial position and risk management activities. This discussion should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. Our fiscal year ends on the Saturday nearest June 30. Fiscal years 2001 and 2000 were 52-week years, and fiscal 1999 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years.

Consolidated Results of Operations--2001 Compared With 2000

   Unusual Items Affecting Comparability--In May 2000, a program to reshape our business activities was announced. The primary objectives of this program were to: (1) divest PYA/Monarch, a domestic foodservice business, and focus on the global operations in the Sara Lee Foods, Beverage, Intimates and Underwear and Household Products segments; (2) divest the Coach accessories business and focus the Intimates and Underwear segment around operations that market basic, non-fashion, repeat purchase branded items; (3) divest certain other businesses that have limited growth opportunities and low returns; and (4) improve our competitive structure by exiting certain high-cost manufacturing, distribution and administrative activities. During 2001, a substantial number of these actions were completed. The recognition of these events in our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus increased income from continuing operations in 2001 by $467 million and net income by $1.1 billion. Diluted earnings per share in 2001 excluding these items is $1.36 and including these items is $2.65. For purposes of discussing the consolidated results of operations and segment performance in 2001 as compared with 2000, these items are defined as unusual items. A discussion of each item follows:

   PYA/Monarch Divestiture--In December 2000, we sold our PYA/Monarch foodservice distribution business and received cash proceeds of $1,559 million. The disposition resulted in a gain before income taxes of $1,126 million and an after-tax gain of $638 million, or $.75 of diluted earnings per share. The PYA/Monarch foodservice operation constituted a reportable segment, and as a result, this gain has been recognized in the discontinued operations section of our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

   Divestiture of Coach Business--A tax-free gain of $967 million, or $1.13 of diluted earnings per share, was recognized on the disposition of the Coach business in 2001. This disposition took place in two steps. In October 2000, our Coach subsidiary completed an initial public offering of 19.5% of its common stock. Cash proceeds of $122 million were received and a tax-free gain of $105 million was recognized upon completion of the offering. In April 2001, the second step of the disposition was completed when our remaining 80.5% ownership interest in Coach was exchanged with third parties for 41.4 million shares of our common stock. The market value of the Coach shares disposed of was $998 million, and an $862 million gain was recognized on this tax-free transaction.

   Other Business Dispositions--During 2001, our management approved plans to dispose of 17 businesses with limited growth opportunities and low returns. At the end of 2001, the disposition of 10 of these businesses had been completed, and the disposition of the remaining businesses is expected to be completed by December 2001. These actions resulted in a pretax charge of $341 million and a reduction in net income of $352 million, or $.41 of diluted earnings per share. Of the total pretax charge, $236 million relates to the 10 transactions that were closed in 2001 and $105 million is the estimated loss on transactions that are anticipated to close in 2002. The $341 million charge is included in the "business dispositions and other charges" line of our consolidated statement of income incorporated by reference in this prospectus supplement and the accompanying prospectus and reduced operating income in our business segments as follows: Intimates and Underwear--$246 million; Sara Lee Foods--$93 million; and Beverage--$2 million. These 17 businesses had an operating loss of $7 million in 2001 and an operating profit of $2 million in 2000. Sales recognized by these operations were $670 million in 2001 and $925 million in 2000. The net assets of businesses awaiting sale are displayed on the "net assets of businesses held for sale" line of the consolidated balance sheets incorporated by reference in this prospectus supplement and the accompanying prospectus. See the unusual items note to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus for a more complete description of these business dispositions.

   Other Charges--During 2001, our management approved plans to terminate a number of employees and exit certain manufacturing, distribution and administrative activities within a 12-month period. These actions resulted in a pretax charge of $213 million and a reduction in net income of $148 million, or $.17 of diluted earnings per share. Of the $213 million charge, $187 million is included in the "business dispositions and other charges" line of our consolidated statement of income incorporated by reference in this prospectus supplement and the accompanying prospectus.

   The remaining $26 million relates to anticipated losses on the exit of certain licensed apparel products and is displayed in the "cost of sales-- product line exit costs" line of our consolidated statement of income incorporated by reference in this prospectus supplement and the accompanying prospectus. $210 million of the charge is directly attributable to our business segments, and $3 million is related to the corporate headquarters. Business segment operating income was reduced as follows: Intimates and Underwear--$165 million; Sara Lee Foods--$36 million; Beverage--$6 million; and Household Products--$3 million. The $213 million charge consists of the following:

  . $124 million of the charge is for the cost of severance and other employee benefits associated with the termination of 13,200 specifically identified employees. Of this total, 12,301 individuals are employed in the Intimates and Underwear operations.

  . $38 million of the charge is for anticipated losses on the disposal of real estate and equipment at nine owned facilities and the disposal of equipment at a number of leased facilities. The charge primarily relates to the planned exit of Intimates and Underwear manufacturing facilities in the United States, Mexico and Europe; two domestic meat processing plants; and a Beverage facility in Europe. As of June 30, 2001, four of the nine owned facilities had been closed, and all actions contemplated by the exit plan are expected to be completed within twelve months of the related charge. The carrying value of the property and equipment awaiting sale at June 30, 2001 is $26 million.

  . $23 million of the charge is related to non-cancelable lease payments on 26 leased facilities that are being exited. As of June 30, 2001, nine of the leased facilities had been exited.

  . $28 million of the charge resulted from the decision to terminate product licensing agreements and exit related manufacturing operations. Of the $28 million charge, $26 million is for anticipated losses on the disposition of inventory related to manufacturing operations exited and $2 million is for payments to cancel third-party licensing arrangements.

   Of the $213 million charge, $150 million will require the use of cash and $63 million is a non-cash component. We expect to fund the cash costs of this charge from internal sources and proceeds generated from the sale of non-core businesses. These actions are expected to generate savings of $141 million in 2003. A more complete description of the 2001 exit activities is contained in the unusual items note to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

   Additional exit activities, which have not been finalized or approved by management at this time, are expected to be recognized in the first half of 2002.

   Continuing Operations--Consolidated net sales increased 1.3% to $17.7 billion from $17.5 billion in 2000. Businesses acquired net of businesses sold subsequent to the start of 2000 increased reported sales by 4.8%. The strengthening of the U.S. dollar in relation to key foreign currencies, including the euro, had the effect of reducing reported sales by 4.1%. Thus, on a comparable basis, excluding the impact of acquisitions, dispositions and changes in foreign currency exchange rates, sales increased 0.6%. Comparable sales growth in Sara Lee Foods and Household Products contributed to this increase; the Beverage and Intimates and Underwear segments reported net sales declines for the year.

   The gross profit margin, excluding unusual items, was 42.2% in 2001, compared with 42.3% with 2000. Lower gross profit margins in the Intimates and Underwear business offset improved gross profit margins in our other business segments.

   Selling, general and administrative ("SG&A") expenses increased 3.5% from the prior year due principally to a 3.7% increase in media, advertising and promotion spending. When measured as a percentage of sales, SG&A expenses were 33.0% in 2001, compared with 32.4% in 2000.

   Operating income is defined as income from continuing operations before income taxes, interest, corporate unallocated expenses, and amortization of goodwill and trademarks. Operating income, excluding the unusual items, decreased $4 million, or 0.2%, in 2001 from 2000. Businesses acquired net of businesses sold subsequent to the start of 2000 increased operating income by 4.2%. Changes in foreign currency exchange rates had the effect of reducing operating income by 4.6%. As a result, on a comparable basis, excluding the impact of business acquisitions, dispositions, changes in foreign currency exchange rates and unusual items, operating income increased 0.2% in the year. Lower gross profit margins and increased SG&A spending offset sales increases and resulted in the decline in reported operating income. Operating income including unusual items increased 20.1% versus the comparable period of the prior year.

   Net interest expense increased $4 million to $180 million during 2001, due to higher average interest rates compared with the prior year. Unallocated corporate expenses, which are costs not directly attributable to specific business segment operations, increased to $231 million in 2001. Higher corporate office and minority interest expense in the current year along with favorable currency movements in the prior year were responsible for the increase in the unallocated corporate expenses. Goodwill and trademark amortization increased $20 million to $191 million as a result of business acquisitions completed over the past year.

   Income from continuing operations before income taxes, excluding unusual items, decreased 8.2% in 2001. The effective tax rate decreased from 26.1% to 21.0% of pretax income from continuing operations during the year, as a result of increased earnings in certain foreign jurisdictions that had lower tax rates. Income from continuing operations, excluding unusual items, decreased 1.9%, while income from continuing operations per diluted share increased to $1.33, or 4.7%, in 2001, due to fewer average shares outstanding during the period. Including the unusual items, income from continuing operations increased 38.4% and diluted earnings per share increased 47.2% to $1.87 in 2001.

   Discontinued Operations--On December 4, 2000, we completed the sale of the PYA/Monarch foodservice operation. The operating results of this business are included in discontinued operations until the date of disposition. These results contributed pretax income of $42 million and after-tax income of $25 million, or $.03 per diluted share, during 2001.

   Consolidated Net Income--Excluding the unusual items, net income declined 4.9%, from $1,222 million in 2000 to $1,161 million in 2001. Diluted earnings per share increased 1.5% to $1.36 in 2001 due to fewer average shares outstanding during the period. Including the unusual items, net income was $2,266 million, an increase of 85.5%, and diluted earnings per share increased 97.8% to $2.65.

Operating Results by Continuing Business Segment--2001 Compared With 2000

   The following discussion comparing 2001 business segment performance with 2000 excludes the unusual items as defined above.

   Net sales in the Sara Lee Foods segment declined 0.1% in 2001. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported sales by 2.6%, and business dispositions, net of acquisitions completed subsequent to the start of 2000, also decreased sales by 0.4%. Excluding the impact of changes in foreign currency, acquisitions and dispositions, comparable sales in the Sara Lee Foods segment increased 2.9%. During 2001, we completed the disposition of our Bakery operations in Europe and India; Argal, a Spanish meat business; and Ozark Salad, a domestic prepared salad business. Excluding acquisitions and divested businesses, Packaged Meats unit volumes decreased 1%. Increased sales of branded meat products in the United States were offset by weak unit volumes in Europe resulting from higher commodity costs and animal safety concerns. Excluding divested businesses, unit sales for Bakery operations declined 2%.

   Operating income in Sara Lee Foods decreased 2.0% in 2001. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported operating income by 2.0%, and business dispositions net of acquisitions completed subsequent to the start of 2000 increased operating income by 4.4%. Excluding the impact of changes in foreign currency, acquisitions and dispositions, comparable operating income in this segment declined 4.4%. Increased media, advertising and promotion spending offset improved gross margins in the meats and bakery operations.

   Net sales in the Beverage segment increased 2.2% in 2001. Businesses acquired subsequent to the start of 2000 increased reported sales by 11.4%. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported sales by 6.6%. Thus, excluding acquisitions and changes in foreign currency, sales decreased 2.6%, reflecting base business unit sales declines and the negative impact of lower commodity coffee costs during the year, which resulted in lower prices to customers. Excluding acquisitions, unit volumes for roasted coffee and coffee concentrates, the segment's primary business, decreased 2%. Unit volumes grew 30% including sales contributed from recently acquired coffee businesses.

   Operating income for the Beverage segment increased 2.8% in 2001. Businesses acquired subsequent to the start of 2000 increased operating income by 6.9%. The strengthening of the U.S. dollar in 2001 decreased reported operating income by 8.6%. Thus, on a comparable basis, operating income increased 4.5% from 2000. The increase reflects an improved gross profit margin offset in part by higher media, advertising and promotion spending in relation to 2000.

   Net sales in the Household Products segment declined 3.1% and operating income decreased 2.9%, reflecting the impact of foreign currencies on this segment in 2001. The strengthening of the U.S. dollar relative to foreign currencies, particularly in Europe, reduced both reported sales and operating income by 9.3%. Excluding the impact of acquisitions and changes in foreign currencies, sales and operating income in Household Products increased 6.1% and 6.3%, respectively. Total unit volumes for this segment's four core categories--shoe care, body care, insecticides and air fresheners--increased 4% in 2001.

   Intimates and Underwear net sales of $7.8 billion increased 2.2% over the prior year. Businesses acquired net of businesses sold subsequent to the start of 2000 increased reported sales by 7.3%, while the impact of exchange rate changes resulting from the strengthening of the U.S. dollar in 2001 reduced reported sales by 2.6%. As a result, on a comparable basis, sales decreased 2.5%. Operating income was unchanged in 2001, reflecting a decline in the segment's gross profit margin, due largely to significant competitive pressures in several basic apparel retail sectors and an increase in media, advertising and promotion spending. Businesses acquired net of businesses sold subsequent to the start of 2000 increased operating income by 4.2%, and the impact of exchange rate changes resulting from the strengthening of the U.S. dollar reduced operating income by 1.6%. Thus, on a comparable basis, excluding the impacts of acquisitions, dispositions and changes in foreign currencies, operating income decreased 2.6%. The sales and operating income performance of this segment include the results of the disposed businesses (Coach, Champion Europe and the Australasian Intimates and Underwear business) until the date of disposition. Had these disposed businesses been excluded from both 2001 and 2000 results, reported net sales would have risen 5.3% and reported operating income would have fallen 4.1%. Intimate apparel unit sales increased 14% in 2001 including acquisitions, and increased 2% excluding unit sales volumes contributed from recent acquisitions. Worldwide Knit Products unit sales, including acquisitions, increased 1% in relation to 2000, combining a 7% increase in activewear volumes and a 2% decline in the underwear category. Excluding the impact of recent acquisitions, Knit Products volumes declined 2%. Unit volumes for Worldwide Legwear were unchanged including acquisitions, reflecting a 9% increase in sock unit sales and a 9% decline in sheer hosiery volumes. Legwear volumes declined 4% excluding acquisitions.

Consolidated Results of Operations--2000 Compared With 1999

   Unusual Items Affecting Comparability--In 1999, we recognized a gain on the disposition of our international tobacco operations and a charge related to the recall of certain meat products. The net impact of these two events increased 1999 income from continuing operations and net income by $47 million. Diluted earnings per share in 1999 excluding these two items was $1.21 and including these two items was $1.26. For purposes of discussing the consolidated results of operations and segment performance in 2000 as compared to 1999, these items are defined as unusual items. A summary of each item follows:

   Divestiture of Tobacco Business--In the first week of 1999, we disposed of certain assets related to our international tobacco operation. We received cash proceeds of $386 million upon closing the transaction, had an investment in the net assets of the business of $249 million and recognized a pretax gain of $137 million in 1999. The gain on this sale increased 1999 income by $97 million, or $.10 of diluted earnings per share.

   Product Recall--In December 1998, we announced that we were recalling specific production lots of hot dogs and other packaged meat products that could contain Listeria bacteria. The estimated cost of this action was recognized in the second quarter of 1999 and reduced 1999 income from continuing operations before income taxes, income from continuing operations and income from continuing operations per common share--diluted by $76 million, $50 million and $.05 per share, respectively. The recall charge recognized the estimated costs associated with the return and destruction of affected products sold through retail grocery stores and selected foodservice channels in the United States, the destruction of affected inventory in our Zeeland, Michigan facility, and liabilities incurred as a result of these actions. Substantially all of the product and inventory subject to recall was subsequently destroyed. The actual cost of the inventory destroyed and related disposition costs were consistent with prior estimates.

   Continuing Operations--Net sales increased 1.4% to $17.5 billion in 2000 from $17.3 billion in 1999. Businesses acquired net of businesses sold subsequent to the start of 1999 increased net sales by 4.7%. The strengthening of the U.S. dollar in relation to foreign currencies during the year had the effect of reducing reported sales by 3.4%. The strength of the U.S. dollar in relation to most European currencies, including those of several European Union member countries whose currency exchange rates were previously fixed with the euro, was offset in part by the strength of the currencies in Japan, Mexico, Canada and Indonesia. Since 1999 was a 53-week year, prior-year results reflect the impact of an additional week of reported sales. On a comparable basis, excluding the impact of acquisitions, dispositions, foreign currency exchange rate changes and the additional week included in the fourth quarter of 1999, sales increased 1.9% over the prior year. Comparable sales growth in Household Products and Intimates and Underwear contributed to this increase; Sara Lee Foods and Beverage reported sales declines of 0.5% and 0.4%, respectively, on a comparable basis.

   The gross profit margin was 42.3% in 2000, compared with 42.8% in 1999. Higher gross profit margins in our Beverage and Household Products segments, which were favorably impacted by improved sales volumes during the year, were offset by lower gross profit margins in Sara Lee Foods. Intimates and Underwear segment gross profit margins were down slightly from the prior year as well. The gross profit margin decline in Sara Lee Foods resulted from lower unit volumes in both the Packaged Meats and Bakery operations, and increased costs in the Packaged Meats business caused by significantly higher commodity costs, and the continuing effects during much of the year from the December 1998 product recall.

   SG&A expenses decreased 1.3% from the prior year, or 0.8% when measured on a percentage of sales basis. The lower level of SG&A expenses in 2000 was attributable to continuing benefits from completed restructuring actions, lower corporate and administrative overhead, and reduced levels of advertising and promotion spending.

   Excluding the unusual items, operating income increased $31 million, or 1.5%, in 2000. Businesses acquired net of businesses sold subsequent to the start of 1999 increased operating income by 2.2%. The strengthening of the U.S. dollar relative to foreign currencies had the effect of reducing operating income by 3.2%. Prior-year results reflect the impact of an additional week in the fourth quarter of 1999. Thus, on a comparable basis, excluding the impact of acquisitions, dispositions, changes in foreign currency exchange rates and the 53rd week in 1999, operating income increased 4.4%, reflecting improvements on a comparable basis in all business segments except Sara Lee Foods, which declined significantly in relation to the prior year.

   Net interest expense increased to $176 million in 2000, compared with $141 million in 1999. This increase was the result of higher average outstanding debt levels required to support acquisitions and our share repurchase activities during the year. Unallocated corporate expenses, which are costs not directly attributable to specific business segment operations, decreased to $127 million, principally as a result of decreased corporate office administration costs and lower expenses associated with incentive compensation and benefit plans.

   The following comparisons exclude the impact of the unusual items recognized in 1999. Income from continuing operations before income taxes of $1.6 billion increased 3.8% during 2000. The effective tax rate decreased from 28.2% to 26.1% of pretax income from continuing operations, resulting primarily from increased earnings in certain foreign jurisdictions with lower tax rates. Income from continuing operations increased 6.9% to $1.2 billion, while income from continuing operations per diluted share increased 11.4% to $1.27 per share. Diluted earnings per share increased at a rate in excess of income from continuing operations because of fewer average shares and exercisable stock options outstanding during the year. Including the unusual items, income from continuing operations and related diluted earnings per share increased 2.4% and 6.7%, respectively.

   Discontinued Operations--Net sales of the PYA/Monarch foodservice segment were $2,903 million in 2000 and $2,742 million in 1999, an increase of 5.9%. Pretax income of this segment increased 5.7% from $101 million in 1999 to $107 million in 2000. Income from the discontinued PYA/Monarch operation increased 5.5%, from $60 million in 1999 to $64 million in 2000.

   Consolidated Net Income--Excluding the impact of unusual items, net income increased 6.9%, from $1,144 million in 1999 to $1,222 million in 2000, while diluted earnings per share increased 10.7% to $1.34. Diluted earnings per share increased at a rate in excess of net income because of fewer average shares and exercisable stock options outstanding during the year. Including the impact of unusual items, net income increased 2.6% in 2000 while diluted earnings per share increased 6.3%.

Operating Results by Continuing Business Segment--2000 Compared With 1999

   The following discussion comparing 2000 business segment performance with 1999 excludes the unusual items noted above.

   Net sales in the Sara Lee Foods segment declined 3.1% in 2000, largely due to unit volume declines in both the Packaged Meats and Bakery operations. Sales were negatively affected during much of the year by the impact of the business disruption caused by the December 1998 recall of certain packaged meat products produced at our plant in Zeeland, Michigan. Excluding the impact of acquisitions, dispositions, changes in foreign currencies and the 53rd week in 1999, segment sales decreased 0.5%. Packaged Meats unit volumes were down 5% excluding acquisitions and the impact of the 53rd week in 1999, reflecting declines in both the U.S. and European markets. Worldwide unit sales for Sara Lee Bakery declined 9%, as the impact of the 53rd week in 1999 was offset by acquisitions completed during the year. Volume declines in the U.S. bakery-deli category coupled with declines in Europe contributed to the unit sales decrease during the year. Including acquisitions, Packaged Meats unit volumes declined 5%.

   Operating income in the Sara Lee Foods segment declined 21.7% in 2000. This decline reflects higher costs in the packaged meats businesses caused by significantly higher commodity costs, the continuing effects during much of the year from the December 1998 product recall and the profit impacts of lower sales volumes in both the Packaged Meats and Bakery operations. On a comparable basis, excluding the impact of acquisitions, dispositions, changes in foreign currencies and the 53rd week in 1999, segment operating income declined 19.6%.

   Net sales in Sara Lee's Beverage segment increased 7.6%. Businesses acquired subsequent to the start of the prior fiscal year contributed significantly to segment results, increasing reported sales in 2000 by 17.1%.

The strengthening of the U.S. dollar in relation to key European currencies decreased reported sales by 7.3%. On a comparable basis, excluding the impact of acquisitions, currency exchange rate changes and the 53rd week in 1999, sales decreased 0.4%. Net sales were negatively impacted by significantly lower commodity coffee costs in 2000, which resulted in lower prices to customers during much of the year. Excluding the impact of acquisitions and the 53rd week in 1999, unit volumes for roasted coffee and coffee concentrates, the segment's primary business, increased 1%, as consumers reacted favorably to product offerings and lower coffee prices. Unit volumes grew 26%, including sales contributed from recently acquired businesses.

   Operating income for the Beverage segment increased 9.0%, reflecting the profit impact of higher segment sales volumes and the benefits from lower commodity costs during the year. Changes in foreign currency exchange rates had the effect of reducing operating income in the Beverage segment by 7.8%. Excluding the impact of acquisitions, changes in foreign currencies and the 53rd week in 1999, operating income increased 11.0%.

   Net sales and operating income in the Household Products segment increased 2.8% and 8.3%, respectively. The strengthening of the U.S. dollar in relation to foreign currencies, particularly in Europe, reduced reported sales and operating income by 5.8% and 5.4%, respectively. Sales and operating income contributed from recently completed acquisitions largely offset the impact of the 53rd week in 1999. As a result, excluding the impact of acquisitions, dispositions, changes in foreign currencies and the 53rd week in 1999, Household Products segment sales and operating income increased 8.9% and 14.3%, respectively. Excluding the impact of acquisitions and the 53rd week in 1999, unit volumes for this segment's four core categories--shoe care, body care, insecticides and air fresheners--increased 10%. Unit volumes contributed from acquisitions made during the year offset the impact of the 53rd week in 1999.

   Intimates and Underwear net sales improved 2.1%, while operating income increased 8.7% to $844 million. Excluding the impact of acquisitions, dispositions, changes in foreign currencies and the 53rd week in 1999, sales increased 2.7% and operating income increased 11.2%. Unit volumes for Worldwide Legwear declined 4%, combining a 6% increase in sock unit sales with an 8% decline in sheer hosiery volumes, reflecting the continuing decline in the global sheer hosiery market. Unaffected by acquisitions during the year, sock unit volumes increased 8% and sheer hosiery unit sales declined 6%, excluding the impact of the 53rd week in 1999. Worldwide Knit Products unit sales improved 6%, including unit gains of 9% in the underwear and 6% in the activewear categories. On a comparable basis, excluding the impact of acquisitions and the 53rd week in 1999, Knit Products unit volumes increased 8%. Intimate Apparel unit sales increased 6%, with strength in both the United States and Europe. Excluding the impact of acquisitions and the 53rd week in 1999, unit sales improved 8%. The Coach accessories business reported improved unit volumes, sales and operating income during the year, reflecting growth in both the direct-to-consumer and wholesale channels. Intimates and Underwear segment operating income was favorably impacted during the year by the restructuring program initiated in 1998.

Financial Position

   Net cash provided by operating activities was $1,496 million in 2001, $1,540 million in 2000 and $1,603 million in 1999. Net cash from operations in 2001 was negatively impacted by a number of factors. First, the PYA/Monarch foodservice business, which generated $84 million of cash from operations in 2000, used $24 million of cash in the period prior to its disposition. Second, a number of the other operating units disposed of in 2001 generated lower levels of operating cash flow than in 2000. Finally, the reshaping activities taking place in 2001 required the use of cash. The net reduction in operating cash flows in 2000 was primarily the result of increased receivable and inventory levels in comparison with the prior year, which offset cash generated by improved earnings during the year.

   Net cash generated from investing activities during 2001 was $1,065 million, while net cash used in investing activities was $1,296 million in 2000 and $192 million in 1999. This increase in cash in 2001 resulted from management's focus on disposing of certain non-core businesses, generating proceeds of $1,819 million.

These proceeds, in conjunction with management's decision to finance a larger portion of our capital needs with long-term debt, resulted in the repayment of virtually all of the short-term debt at the end of 2001. The repayment of the short-term debt in conjunction with the business dispositions reduced our current liabilities to $5.0 billion at the end of 2001, as compared with $6.8 billion in the prior year.

   As of July 1, 2000, our current liabilities exceeded current assets by $785 million. This working capital deficit resulted from our emphasis on the management of trade receivables, payables and inventories, as well as the decision to finance a portion of our capital needs with short-term debt.

   The increase in cash used for investment activities in 2000 as compared to 1999 is the result of a $621 million increase in cash expenditures for purchases of businesses and property and equipment, and lower proceeds from the disposition of businesses and assets versus the prior year. We received $570 million of cash from the disposition of businesses and investments and the sale of assets in 1999. These proceeds relate primarily to the sale during the first quarter of the international tobacco business, which resulted in the receipt of $386 million of cash proceeds, and sales of assets as part of the ongoing program to reduce the level of assets deployed in the business.

   During 2001, we acquired several companies for an aggregate purchase price of $300 million. The principal acquisitions were Cafe Pilao Caboclo Ltda., a Brazilian manufacturer and marketer of roasted coffee; Amando, a European processed meat manufacturer; and Zorba, a Brazilian apparel manufacturer.

   During 2000, we acquired several companies and made certain equity method investments for an aggregate purchase price of $1 billion, which consisted of $743 million in cash and $257 million in stock. The principal acquisitions were Chock full o'Nuts Corporation, a roaster, packer and marketer of coffee in the United States; the North American coffee business of Nestle S.A., which includes the roasted and ground coffee products sold under the Hills Bros., MJB and Chase & Sanborn brands; Outer Banks Inc., a manufacturer, marketer and distributor of knitted sport shirts; and Courtaulds Textiles plc, a European producer, marketer and distributor of private-label and branded apparel and fabrics based in the United Kingdom. We also acquired a minority interest in Johnsonville Sausage, a domestic manufacturer and marketer of fresh meat products.

   During 1999, we acquired several companies for an aggregate purchase price of $234 million in cash and $9 million in common stock. The principal acquisitions were Continental Coffee, a domestic manufacturer, marketer and distributor of roasted and ground coffee, and Monsavon, a European marketer and distributor of personal body care products.

   Under our ongoing stock repurchase plan, we repurchased common stock with a value of $643 million in 2001, $1.0 billion in 2000 and $1.3 billion in 1999. Since 1998, we have repurchased common stock with a total value of approximately $4.5 billion. On June 27, 2001, our board of directors voted to increase the number of shares of common stock authorized for repurchase, resulting in a total remaining purchase authorization at the end of 2001 of 25 million shares. Using cash proceeds from business dispositions and issuances of long-term debt during 2001, we repaid a net $1.9 billion of short-term debt. During 2000, $1,245 million of net cash was received from long- and short-term borrowing, while in 1999, net cash of $187 million was received. Cash dividends increased to $486 million in 2001, compared with $485 million in 2000 and $464 million in 1999.

   As described in the subsequent event discussion below and in the notes to our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, we have acquired Earthgrains for a cash purchase price of approximately $1,875 million plus the assumption of approximately $957 million of Earthgrains' outstanding debt. Subsequent to year-end, in connection with completing this acquisition, we increased the size of our short-term credit facilities to provide funding for both acquisitions and operations. We have numerous credit facilities available, including ongoing revolving credit agreements totaling $3.82 billion, after the subsequent year-end increase. Management considers these facilities sufficient to satisfy our operating requirements. The initial funding of the Earthgrains acquisition was completed with cash on hand and short-term debt, a portion of which management intends to refinance on a long-term basis with the proceeds from this offering.

Subsequent Event

   In July 2001, we announced that we had entered into an agreement to acquire Earthgrains, a fresh packaged bread and refrigerated dough business in the United States and Europe. Under the terms of the agreement, we made a cash tender offer for all outstanding shares of Earthgrains common stock at $40.25 per share, or approximately $1,875 million, plus the assumption of Earthgrains' outstanding long-term debt of approximately $957 million. On August 7, 2001, upon the completion of the initial tender offer period, we acquired Earthgrains when approximately 93% of the outstanding Earthgrains shares were tendered and accepted by us. Following the completion of the tender offer period, Earthgrains was merged into one of our subsidiaries.

Risk Management

   We are exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. To modify the risk from these interest rate, foreign currency exchange rate and commodity price fluctuations, we enter into various hedging transactions that have been authorized pursuant to our policies and procedures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

   Foreign Exchange--We use primarily foreign currency forward and option contracts to hedge our exposure from adverse changes in foreign exchange rates. Our exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Canadian dollar and British pound against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

   Interest Rates--We use interest rate swaps to modify our exposure to interest rate movements and to reduce borrowing costs. Our net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

   Commodities--We are a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, butter, soybean and corn oils, and sugar. We generally buy these commodities based upon market prices that are established with the vendor as part of the purchase process. We do not use significant levels of commodity financial instruments to hedge commodity prices, due to a high correlation between the commodity cost and the ultimate selling price of our products.

   Risk Management Activities--We maintain risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and our offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

   Value at Risk--The value at risk estimations are intended to measure the maximum amount we could lose from adverse market movements in interest rates and foreign exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders' equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. The estimated value at risk amounts shown below represent the potential loss we could incur from adverse changes in either interest rates or foreign exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in our market capitalization.

                                                               Time   Confidence
   Dollars in millions                       Amounts Average Interval   Level
   -------------------                       ------- ------- -------- ----------
   Interest rates...........................  $6.3    $5.8    1 day       95%
   Foreign exchange.........................   9.9     6.0    1 day       95

   Sensitivity Analysis--For commodity derivative instruments held, we utilize a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on our commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At year-end, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $4.5 million. This amount is not significant compared with our earnings and equity.

Euro

   On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies (legacy currencies) and one new common currency--the euro. The transition period for the introduction of the euro extends through June 2002. Beginning January 2002, new euro-denominated bills and coins will be issued. In conjunction with the conversion process to the euro, we have taken steps to convert our information technology systems to handle the new currency, prepared for maintaining accounting, tax and other business records in the new currency and are continuing to evaluate the ability of all of our significant vendors and customers to accurately convert to the euro. Currently, the introduction and use of the euro has not had a material effect on our foreign operations, foreign exchange practices, or hedging and cash management activities. While we will continue to evaluate the impact of the euro over time, based on currently available information, we do not believe that the introduction of the euro currency will have a material adverse impact on our consolidated financial condition, cash flows or results of operations.

Issued But Not Yet Effective Accounting Standards

   Following is a discussion of recently issued accounting standards that we will be required to adopt in a future period.

   Business Combinations Accounting Standards--In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS 141 apply to all business acquisitions initiated after June 30, 2001, and we will adopt the provisions of SFAS 142 as of July 1, 2001. These pronouncements reflect a fundamentally different approach to accounting for business combinations, goodwill and other intangible assets than is currently required. Upon adoption, the subsequent accounting for these items will change in the following significant respects:

  . All business combinations will be accounted for by the purchase method.

  . Intangibles acquired in a business combination are to be recognized apart from goodwill if they either arise from contractual or other legal rights or if the intangible is capable of being separated from the acquired business and sold, licensed or transferred. Intangibles such as trademarks, customer lists, customer contracts and relationships, employment contracts, and licensing and royalty agreements meet these recognition criteria and will need to be measured, and separately classified apart from goodwill on the balance sheet for acquisitions initiated after June 30, 2001. Previously recognized intangibles that do not meet the criteria will need to be reclassified as goodwill.

  . Accounting standards in place through June 30, 2001 concluded that goodwill and all other intangible assets were wasting assets (that is, finite lived) and thus the amount assigned to them should be amortized in determining net income. SFAS 142 does not presume that those assets are wasting assets. Instead, goodwill and intangible assets that have indefinite useful lives will not be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

  . SFAS 142 sets forth a number of pertinent factors to be considered in establishing a useful life of intangibles that differs from prior guidelines. These factors include product life cycles, market competitive and other economic trends, as well as the level of maintenance required to obtain future cash flows. The useful lives of all intangible assets as of July 1, 2001 will need to be reassessed using these criteria, and future amortization will be based on these lives.

  . Both goodwill and intangibles will need to be tested for impairment at least annually using the specific guidance and criteria set out in SFAS
    142. In the first interim period after adoption, an impairment test will need to be performed using the guidance provided by this Statement.

   All business combinations recognized in our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been accounted for using the purchase method. The primary intangible assets recognized by us in connection with prior business combinations have been trademarks associated with acquired brands. Of the $207 million of amortization recognized in 2001, $97 million relates to goodwill associated with business combinations and equity method investments; $95 million relates to trademarks purchased or acquired in connection with business combinations; and $15 million relates to purchased intangibles unrelated to business combinations. No further amortization of goodwill will be recognized in 2002 under the provisions of SFAS 142. We are currently evaluating the useful lives of our individual trademarks in accordance with the provisions of SFAS 142. Under the provisions of these new accounting requirements, certain trademarks will be classified as having an infinite life and will not be amortized and the useful lives of other trademarks will be adjusted to comply with the requirements of this new standard.

   Accounting for Sales Incentives--Over the past year, the Emerging Issues Task Force ("EITF") of the FASB has reached conclusions on a number of issues relating to the measurement, recognition and income statement classification of a number of items that can be broadly characterized as sales incentives or promotions. Set out below is a summary of each of those pronouncements which we must adopt in 2002.

  . EITF Issue 00-14, "Accounting for Certain Sales Incentives"--This Issue addresses the recognition, measurement and income statement classification of sales incentives voluntarily offered by a vendor without charge to customers such as discounts, coupons, rebates and free products or services. Our current procedures regarding the recognition and measurement of these types of sales incentives are in substantial compliance with this statement. The consensus reached by the EITF does however require that any cash sales incentives be recognized as a reduction to revenue and any incentives involving free products must be classified as cost of sales on the consolidated statement of income. Our current policy is to classify many of the sales incentives in the selling, general and administrative expenses caption of the consolidated statement of income. This statement will be adopted by us in the third quarter of 2002 and will likely result in the reclassification of certain amounts within the consolidated statement of income. The amount of this reclassification is currently being measured.

  . EITF Issue 00-25, "Vendor Income Statement Characterization of
    Consideration Paid to a Reseller of the Vendor Products"--This Issue addresses the income statement classification of a number of common incentives offered to businesses that purchase products from us and then sell those products to third parties. The incentives include payments made to retailers to obtain space on store shelves; agreements to reimburse a retailer for a portion of the cost of product advertising; and agreements to reimburse retailers for shortfalls in the selling price of our products. The consensus does not modify the policies followed by us in the recognition or measurement of these incentives, but it does require that these incentives be presented in the income statement as a reduction of revenue. Our current policy is to classify certain of these incentives in the selling, general and administrative expenses caption of the consolidated statement of income. This statement will be adopted by us in the third quarter of 2002 and will likely result in the reclassification of certain amounts within the consolidated statement of income. The amount of this reclassification is currently being measured.

                          FORWARD-LOOKING INFORMATION

   This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, contain certain "forward-looking statements" discussing our expectations regarding future performance. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those expressed or implied herein. Consequently, we wish to caution you not to place undue reliance on any forward-looking statements. Among the factors that could affect our ability to achieve our stated goals are the following: (i) impacts on reported earnings from fluctuations in foreign currency exchange rates--particularly the euro-- given our significant concentration of business in Western Europe; (ii) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for our products; (iii) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance; (iv) our ability to successfully integrate acquisitions, particularly Earthgrains, into our existing operations and the availability of new acquisitions, joint ventures and alliance opportunities that build stockholder value; (v) the financial impact of our decision to dispose of certain non-core business units; (vi) fluctuations in the cost and availability of various raw materials; (vii) the effect on future revenues and expenses in our packaged meats business resulting from the foot-and-mouth viral disease in parts of Europe; (viii) our ability to complete transactions anticipated in our business reshaping programs; and (ix) our ability to realize forecasted savings, as well as improvements in productivity and efficiency from our reshaping programs. In addition, our results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes, and laws and regulations in markets where we compete.

                            DESCRIPTION OF THE NOTES

   The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities in the accompanying prospectus, to which description reference is hereby made.

General

   Each series of notes will mature on                 of its respective year
of maturity. The notes will be issued in fully registered form only in minimum denominations of $1,000 increased in multiples of $1,000. Interest on the notes
will accrue from           , 2001 at the respective rates per annum shown on
the cover of this prospectus supplement and will be payable semi-annually on
           and           , beginning           , 2002, to the persons in whose
names the notes are registered at the close of business on the            and
           preceding the respective interest payment dates, except that interest payable at maturity will be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year consisting of twelve 30-day months.

   The notes will constitute a series of debt securities to be issued under an indenture dated as of October 2, 1990, between us and The Bank of New York (as successor to Continental Bank, N.A.), as Trustee, the terms of which are more fully described in the accompanying prospectus. The notes and any future debt securities issued under the indenture will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability to incur additional indebtedness. The covenants contained in the indenture would not necessarily afford holders of notes protection in the event of a highly leveraged transaction or other transaction involving us that may adversely affect holders.

   The notes will not be subject to any sinking fund.

Optional Redemption

   The 20   notes will not be redeemable prior to maturity.

   The 20   notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of (i) 100% of the principal amount thereof to be redeemed, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as
defined below) plus    basis points, plus, in each case, accrued interest
thereon to the date of redemption.

   "Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the
remaining term of the 20   notes to be redeemed that would be utilized, at the
time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

   "Comparable Treasury Price" means, with respect to any date of redemption,
(i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest

Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

   "Quotation Agent" means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by us.

   "Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

   We will mail notice of any redemption at least 30 days, but not more than 60
days, before the date of redemption to each holder of the 20   notes to be
redeemed. Unless we default in payment of the redemption price, on and after
the date of redemption, interest will cease to accrue on the 20   notes or
portions thereof called for redemption.

Same-Day Settlement and Payment

   The notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Further Issues

   We may from time to time, without notice to or the consent of the registered holders of the notes of a particular series, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes of that series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional debt securities or except for the first payment of interest following the issue date of such additional debt securities), so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, those notes.

Book-Entry System; Delivery and Form

 General

   The 20   notes and 20   notes will each be issued in the form of one or more
fully registered global securities. For purposes of this prospectus supplement, "Global Security" refers to the global security or securities representing the entire issue of each series of the notes. Each Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. A Global Security may be transferred, in whole and not in part, only to DTC or to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in a Global Security.

 DTC

   DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a

"clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

   Persons who are not Participants may beneficially own notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of notes may be reflected (i) for investors who are Participants, in the records of DTC,
(ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or
(iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in a Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

   Interests in a Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. Each Global Security will trade in DTC's same-day funds settlement system until maturity, and secondary market trading activity for each Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in a Global Security to such persons may be limited.

   So long as Cede, as the nominee of DTC, is the registered owner of a Global Security, Cede for all purposes will be considered the sole holder of the applicable series of notes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

   Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

   Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of each Global Security. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   Upon receipt of any payment of principal of or interest on a Global Security, we understand that it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   If we redeem less than all of the 20   notes, we have been advised that it
is DTC's practice to determine by lot the amount of the interest of each
Participant in the 20   notes to be redeemed.

   We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

   If an Event of Default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the applicable series of notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for any Global Security and a successor depositary is not appointed by us within 60 days, we will issue individual certificated notes in definitive form in exchange for such Global Security. In addition, we may at any time determine not to have the notes represented by Global Securities, and, in such event, will issue individual certificated notes in definitive form in exchange for such Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in such Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

 Holding Through Euroclear and Clearstream, Luxembourg

   If the depositary for a Global Security is DTC, you may hold interests in the Global Security through Clearstream Banking, Societe Anonyme, or Euroclear Bank S.A./NV, as operator of the Euroclear System, in each case, as a Participant in DTC. Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers' securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.

   Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on one hand, and other participants in DTC, on the other hand, would also be subject to DTC's rules and procedures.

   Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

   In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                          Principal  Principal
                                                          Amount of  Amount of
   Underwriter                                            20   Notes 20   Notes
   -----------                                            ---------- ----------
   J.P. Morgan Securities Inc. .......................... $          $
   Salomon Smith Barney Inc. ............................
   Banc One Capital Markets, Inc. .......................
   Banc of America Securities LLC........................
   Jackson Securities Inc. ..............................
   Loop Capital Markets, LLC.............................
   The Williams Capital Group, L.P.......................
                                                          ---------- ----------
       Total............................................. $          $
                                                          ========== ==========

   Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

   Each series of notes is a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in each series of notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for either series of notes.

   The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part to
certain dealers at a price that represents a concession not in excess of     %
of the principal amount of the 20   notes and   % of the principal amount of
the 20   notes. Any underwriter may allow, and any such dealer may reallow, a
concession not in excess of     % of the principal amount of the 20   notes and
  % of the principal amount of the 20   notes to certain other dealers. After
the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

   We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

   In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

   Expenses associated with this offering, to be paid by us, are estimated to
be $         .

   J.P. Morgan Securities Inc. ("JPMorgan") will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

   In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking and investment banking transactions with us and our affiliates and have provided general financing and advisory services to us or our affiliates. Because certain of the underwriters or their affiliates hold a portion of our outstanding commercial paper, it is possible that more than 10% of our net proceeds from the sale of the notes may be used to repay indebtedness owed by us to the underwriters. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. James S. Crown is a director of both Sara Lee and Bank One Corporation, an affiliate of Banc One Capital Markets, Inc.

                                 LEGAL MATTERS

   Legal matters relating to the notes will be passed upon for us by R. Henry Kleeman, Esq., our Vice President, Deputy General Counsel and Assistant Secretary, and Sidley Austin Brown & Wood, Chicago, Illinois, and for the underwriters by Davis Polk & Wardwell, New York, New York. Mr. Kleeman owns shares of our common stock, both directly and as a participant in various stock and employee benefit plans.

                                    EXPERTS

   Our financial statements and schedules included in our Current Report on Form 8-K dated September 4, 2001 and incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   The audited historical financial statements of The Earthgrains Company included in our Current Report on Form 8-K/A dated August 8, 2001 and incorporated by reference in this prospectus supplement and the accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Prospectus

                                 $1,500,000,000

                              Sara Lee Corporation

      Debt Securities, Debt Warrants, Common Stock, Common Stock Warrants,
                     Preferred Stock and Currency Warrants

                               ----------------

   Sara Lee Corporation intends to offer at one or more times the following securities with a total offering price not to exceed $1,500,000,000:

  . debt securities;

  . warrants to purchase debt securities (debt warrants);

  . shares of our common stock;

  . warrants to purchase shares of our common stock (common stock warrants);

  . shares of our preferred stock; and

  . warrants to receive from us the cash value in U.S. dollars of the right to purchase or sell foreign currency or currency units to be designated by us at the time of the offering (currency warrants).

   We will describe the terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

                               ----------------

   This prospectus may be used to offer and sell these securities only if accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               February 25, 2000

                               Table of Contents

About this Prospectus.......................................................   2
Where You Can Find More Information.........................................   2
Sara Lee Corporation........................................................   3
Use of Proceeds.............................................................   5
Ratios of Earnings to Fixed Charges.........................................   5
Description of Debt Securities..............................................   6
Description of Debt Warrants................................................  11
Description of Common Stock and Preferred Stock.............................  12
Description of Common Stock Warrants........................................  13
Description of Currency Warrants............................................  14
Plan of Distribution........................................................  16
Legal Matters...............................................................  16
Experts.....................................................................  16


                             About this Prospectus

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings with a total offering price not to exceed $1,500,000,000. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   We are not making an offer of the securities in any state where the offer is not permitted.

   You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents, respectively.

                      Where You Can Find More Information

   We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy those documents at the offices of: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; and The Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104. Our SEC filings are also available to the public over the Internet on the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 001-3344) and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

  . Our Annual Report on Form 10-K for our fiscal year ended July 3, 1999;

  . Our Quarterly Report on Form 10-Q for our fiscal quarter ended September
    30, 1999;

  . Our Current Report on Form 8-K dated September 29, 1999; and

  . The description of our common stock contained in our Registration
    Statement on Form 8-A (File No. 1-3344), filed with the SEC on May 11, 1988, as amended, and the description of the related preferred stock purchase rights contained in our Registration Statement on

    Form 8-A (File No. 1-3344), filed with the SEC on May 19, 1998.

   You may request a copy of these filings at no cost, by writing or calling us at the following address:

     Sara Lee Corporation
     Three First National Plaza
     Chicago, Illinois 60602-4260
     Attn: Corporate Secretary
     (312) 726-2600

   You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

                              Sara Lee Corporation

   We are a global manufacturer and marketer of consumer packaged goods. Our products and services include frozen baked goods, processed meats, coffee and tea, beverage systems, food and non-food products distributed to the foodservice industry, hosiery, underwear, activewear and other apparel and accessory items, and personal, household and shoe care products. Our principal executive offices are located at Three First National Plaza, Chicago, Illinois 60602-4260, and our telephone number is (312) 726-2600.

   Our businesses are classified into five industry segments:

  . Sara Lee Foods;

  . Coffee and Tea;

  . Household and Body Care;

  . Foodservice; and

  . Branded Apparel.

Sara Lee Foods

   Sara Lee Packaged Meats processes and sells pork, poultry and beef products to supermarkets, warehouse clubs, national chains and institutions in the United States, Europe and Mexico. Some of the more prominent brands in the United States within this category include Ball Park, Best's Kosher, Bryan, Hillshire Farm, Hygrade, Jimmy Dean, Kahn's, Mr. Turkey, Sara Lee and Sinai 48. Some of the more prominent brands in Europe are Aoste, Justin Bridou, Stegeman and Argal.

   Sara Lee Bakery produces a wide variety of fresh and frozen baked and specialty items. Its core products are frozen and fresh pies, cheesecakes, pound cakes and specialty breads and bagels. Sara Lee Bakery is the leading frozen baked goods company in the United States, Australia and the United Kingdom.

Coffee and Tea

   We believe we are one of the top four coffee roasters in the world, and one of the top three in the European market. We have a significant presence in such countries as the Netherlands, Belgium, France, Denmark, Spain and Australia, and we have also established positions in Central and Eastern Europe. While Douwe Egberts is our European flagship brand, our other premium European coffee brands include Maison du Cafe, Marcilla and Merrild. Our Pickwick brand is an important brand in the European tea market. Other tea brands include Hornimans and Suenos de Oro in Spain and the Paradise ice tea brand in the United States foodservice market.

   We are also a significant competitor in the out-of-home coffee service business. Our Douwe Egberts Coffee Systems business provides coffee and dispensing equipment in Europe, while our Superior Coffee and Foods business provides similar products and services in the United States.

Household and Body Care

   Household and Body Care is composed of four primary core categories:

  . shoe care--led by a worldwide line of Kiwi products;

  . body care items--led by the Sanex brand, but also including Duschdas, Badedas and Monsavon, and baby care products sold under the Zwitsal, Fissan and Proderm names;

  . insecticides--sold internationally under the Catch, Bloom, Vapona and Ridsect brand names; and

  . air fresheners--led by the Ambi-Pur brand.

Zendium and Prodent oral care products and Biotex and Neutral specialty detergents are also important categories for us.

   Sara Lee Direct Selling distributes a wide range of products--cosmetics, fragrances, jewelry, toiletries, apparel and nutritional supplements--through a network of independent sales representatives. Sara Lee Direct Selling includes the Nutri-Metics business in Australia, the House of Fuller business in Mexico, the House of Sara Lee business in Indonesia and the Philippines, and the Avroy Shlain business in South Africa. We also operate direct selling organizations in Japan, China and Uruguay.

Foodservice

   Sara Lee Foodservice is conducted principally under the PYA/Monarch name. PYA/Monarch is the leading foodservice distributor in the Southeastern United States and the fourth largest full-line foodservice company in the United States. This business distributes dry, refrigerated and frozen foods, paper supplies and foodservice equipment to institutional and commercial foodservice customers.

Branded Apparel

   The Branded Apparel line of business includes the Intimates and Accessories, Knit Products and Legwear businesses.

   Sara Lee Intimates includes bras, panties and shapewear. These are distributed under such labels as Bali, Hanes Her Way, Playtex and Wonderbra in North America, and Playtex and Dim in Europe. Sara Lee Intimates is the leader in the North American intimates category.

   Sara Lee Accessories involves the manufacture and marketing of premium leather products, apparel and related accessories under the Coach brand.

   Sara Lee Knit Products involve the sourcing, manufacturing and distribution of men's, women's and children's underwear and activewear (T-shirts, fleecewear and other jersey products for casualwear) in North America, South and Central America, Europe and the Asia-Pacific countries. Principal brands in the underwear category include Champion, Hanes, Hanes Her Way and Rinbros in North America, and Abanderado, Princesa, Champion, Hanes and Dim in Europe.

   Activewear is marketed under our Hanes and Champion lines. In addition to targeting the public activewear market, Champion also markets authentic uniforms and practicewear for professional and amateur athletic teams, including such organizations as the National Basketball Association, the National Football League and a number of major university sports teams.

                                Use of Proceeds

   Unless we indicate otherwise in the prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the repayment of existing short-term indebtedness, future acquisitions, capital expenditures and additions to working capital.

                      Ratios of Earnings to Fixed Charges

   The ratios of our earnings to our fixed charges and the ratios of our earnings to our fixed charges and preferred stock dividend requirements for each of the periods indicated are as follows:

                                                                Fiscal Quarter
                                     Fiscal Year Ended(1)           Ended
                                ------------------------------ ----------------
                                                               Sep. 26, Oct. 2,
                                1995 1996 1997 1998(2) 1999(3)   1998    1999
                                ---- ---- ---- ------- ------- -------- -------
Ratios of Earnings to Fixed
 Charges....................... 4.9  5.6  6.4   (0.4)    6.6     8.1      5.9
Ratios of Earnings to Fixed
 Charges and Preferred Stock
 Dividend Requirements......... 4.3  4.9  5.6   (0.3)    6.2     7.4      5.5

--------
(1) Our fiscal year ends on the Saturday nearest June 30.
(2) During the second quarter of fiscal 1998, we recorded a pretax charge of $2,040 million in connection with various restructuring actions.
(3) During the first quarter of fiscal 1999, we recorded a pretax gain of $137 million in connection with the sale of our international tobacco operations. During the second quarter of fiscal 1999, we recorded a pretax charge of $76 million in connection with the recall of certain of our meat products.

   For these ratios, earnings include income from continuing operations before income taxes, fixed charges and amortization of interest capitalized (but not interest capitalized during the period). Fixed charges include interest expense (including interest capitalized during the period) plus the portion of rents we believe to be representative of the interest factor. Our earnings and fixed charges include the earnings and fixed charges of Sara Lee Corporation and its subsidiaries on a consolidated basis.

                         Description of Debt Securities

   We will issue the debt securities under an Indenture dated as of October 2, 1990 between us and The Bank of New York, as successor to Continental Bank, N.A., as Trustee. We have summarized selected provisions of the indenture below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the indenture or the debt securities. If you would like more information on the provisions of the indenture, you should review the indenture, which we have incorporated by reference as an exhibit to the registration statement for the securities.

   In the summary, we have included references to article and section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture.

General

   The debt securities will be unsecured and will rank equally (pari passu) with all of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities or other indebtedness that we may issue.

   The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be set forth in a resolution of our board of directors or in a supplement to the indenture relating to that series, or determined in accordance with a board resolution and set forth in an officer's certificate that we deliver to the trustee. (Section 2.4)

   A supplement to this prospectus will describe specific terms relating to the debt securities being offered. These terms will include some or all of the following:

  . the title of the series of debt securities;

  . the total principal amount and authorized denominations;

  . the maturity date or dates;

  . the public offering price;

  . the interest rate or rates, if any (which may be fixed or floating), and interest payment dates;

  . the currency or currencies in which payment of the offering price and/or principal and interest may be made;

  . the manner of payment of principal and interest and where the debt securities may be exchanged or transferred;

  . whether (and if so, when) the debt securities can be redeemed by us or the holder;

  . whether there will be a sinking fund; and

  . any other terms of the series.

   Each series of debt securities will be a new issue with no established trading market. We cannot assure you that there will be a liquid trading market for the debt securities.

   We may purchase debt securities at any price in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used to satisfy any sinking fund or redemption requirements.

   Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

Form and Exchange of Debt Securities

   Unless otherwise described in a prospectus supplement, all debt securities will be fully registered and will be in either book-entry form or in definitive form.

   Debt securities issued in book-entry form will be issued in the form of one or more fully registered global securities that will be deposited with DTC, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. Each participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred; except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

   Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

   The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

   DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its participants and by The New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

   It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

   So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture.

   We will issue debt securities of any series then represented by global securities in definitive form in exchange for those global securities if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  . we determine not to require all of the debt securities of a series to be represented by a global security.

   If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of those debt securities in definitive form. Debt securities issued in definitive form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and any multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons.

Certain Restrictions

   The restrictions summarized in this section will apply to debt securities unless the applicable prospectus supplement indicates otherwise. Certain terms used in the following description of these restrictions are defined under the caption "Certain Definitions" at the end of this section. The following description is not complete. The full text of these restrictions is included in the indenture.

Restrictions on Secured Debt

   The debt securities will not be secured. If we or one of our Domestic Subsidiaries incur debt secured by an interest in any Principal Domestic Property or any shares of capital stock or debt of a Domestic Subsidiary and the total principal amount of our secured debt (with certain exceptions, including those listed in the next paragraph), together with our Attributable Debt, would exceed 10% of Consolidated Stockholders' Equity, we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our other secured debt.

   The indenture permits us and our Domestic Subsidiaries to create certain liens without securing the debt securities. (Section 3.6) Among the permitted liens are:

  . purchase money mortgages, including conditional sales and other title retention agreements;

  . liens securing certain construction and improvement loans;

  . existing liens on newly acquired property, including property acquired through merger or consolidation;

  . liens in connection with U.S. government contracts;

  . liens securing indebtedness of a Domestic Subsidiary outstanding at the time it became a Domestic Subsidiary;

  . liens securing indebtedness of a Domestic Subsidiary to us or to another
    Domestic Subsidiary; and

  . refinancings of certain permitted liens.

Limitations on Sale and Leaseback Transactions

   Neither we nor our Domestic Subsidiaries may sell or transfer any Principal Domestic Property with the intention of entering into a lease of such facility for a term of more than five years, unless:

  . such property has not been in full operation for more than 120 days prior to such sale or transfer;

  . the Attributable Debt in respect of all such sale and leaseback transactions involving Principal Domestic Properties, together with our secured debt, does not exceed 10% of Consolidated Stockholders' Equity;

  . within 120 days of such sale or transfer, we apply the net proceeds of the sale to the retirement of our funded debt (defined as indebtedness having a maturity of, or extendable or renewable for, a period of more than 12 months from the date of determination) in an amount not less than the greater of such net proceeds or the fair value of the Principal Domestic Property so leased; or

  . the sale and leaseback transaction is between us and a Domestic
    Subsidiary or between any of our Domestic Subsidiaries. (Section 3.7)

Consolidation, Merger or Sale of Assets

   We may not consolidate or merge with or into any other corporation, or sell or transfer all or substantially all of our property and assets to any other corporation unless the surviving or successor corporation assumes our obligations under the indenture and is not in default under the indenture immediately after the consummation of the transaction. (Section 9.1)

   If we sell or transfer substantially all of our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 9.2)

Certain Definitions

   The following terms are defined in Section 1.1 of the indenture.

   "Attributable Debt" means, at the time of the determination, the present value (discounted at the "applicable rate" of interest compounded annually) of the lessee's obligation for rental payments during the remaining term of the lease (including any period the lease has been, or may, at the option of the lessor, be extended). The term "applicable rate" means the yield to maturity of the U. S. Treasury constant maturity which most closely approximates the weighted average of the remaining terms of all leases, plus 1.5%.

   "Consolidated Stockholders' Equity" means the common and preferred stockholders' equity and minority interests of Sara Lee Corporation and its consolidated Subsidiaries, as shown on our consolidated balance sheet in our latest quarterly or annual report to stockholders.

   "Domestic Subsidiary" means a Subsidiary of Sara Lee Corporation, other than a Subsidiary which neither transacts a substantial portion of its business nor regularly maintains a substantial portion of its fixed assets within the United States or a Subsidiary which engages primarily in financing our consolidated operations.

   "Principal Domestic Property" means any facility used primarily for manufacturing, processing or distribution located within the United States, owned or leased by Sara Lee Corporation or any Subsidiary and having a gross book value (without deduction of depreciation reserves) which exceeds $50,000,000, other than any such facility or portion of such facility that, in the opinion of our Board of Directors, is not of material importance to the business conducted by Sara Lee Corporation and its Subsidiaries, as an entirety.

   "Subsidiary" means any corporation of which Sara Lee Corporation or one or more Subsidiaries (individually or collectively) directly or indirectly own a majority of the outstanding voting stock of said corporation.

Events of Default

   "Event of Default" means, with respect to any series of debt securities, any of the following:

  . failure to pay interest or any additional amounts that continues for a period of 30 days after payment is due;

  . failure to make any principal or premium payment when due (except when such failure results from mistake, oversight or transfer difficulties and does not continue for more than three business days);

  . failure to make any sinking fund payment when due (except when such failure results from mistake, oversight or transfer difficulties and does not continue for more than three business days);

  . failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after notice to us of such failure from the trustee (or to us and the trustee from the holders of at least 25% of the outstanding debt securities affected by such failure); and

  . certain events of bankruptcy, insolvency or reorganization of Sara Lee
    Corporation. (Section 5.1)

   In general, the trustee is required to give notice of a default with respect to a series of debt securities to the holders of that series. The trustee may withhold notice of any default (except a default in payment of principal of or interest on any debt security) if the trustee and/or our board of directors determines it is in the best interest of the holders of that series to do so. (Section 5.11)

   An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for other series of debt securities.

   If there is a continuing Event of Default, then the trustee or the holders of at least 25% in principal amount of each outstanding series of debt securities affected by the Event of Default (voting as separate classes) may require us to repay the principal and accrued interest on the affected series immediately. Subject to certain conditions, the requirement to pay with respect to a series of debt securities may be annulled, and past defaults may be waived (except a continuing default in payment of principal of, or premium, interest or additional amounts, if any, on debt securities), by the holders of a majority in principal amount of that series. If an Event of Default applies to all outstanding debt securities then the holders of the debt securities will be treated as a single class without regard to whether there are several outstanding series. (Section 5.1 and Section 5.10)

   Prior to an Event of Default, the trustee is required to perform only the specific duties stated in the indenture, and after an Event of Default, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 6.1)

   The trustee may refuse to enforce the indenture or the debt securities unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. (Section 5.9)

Satisfaction and Discharge of Indenture

   We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or the equivalent in securities of the government which issued the currency in which the debt securities are denominated sufficient for payment of all principal of and interest and additional amounts, if any, on those debt securities when due. (Section 10.1) In that event, holders of those debt securities will only be able to look to the trust fund for payment of the principal of and interest and additional amounts, if any, on their debt securities until maturity.

Modification of Indenture

   Under the indenture, subject to certain exceptions, we may change our rights and obligations and the rights of the holders of a series of debt securities with the consent of the holders of at least 50% in aggregate principal amount of the outstanding debt securities of that series. However, we may not change the terms of payment of principal or interest, the premium, if any, payable upon redemption, or the amount to be paid upon an acceleration of maturity upon an Event of Default or reduce the percentage required for changes to the indenture without the consent of the holder of each debt security affected by such change. (Section 8.2)

   In certain circumstances, we may amend the indenture without the consent of the holders of outstanding debt securities to evidence a merger of Sara Lee Corporation, the replacement of the trustee or for other specified purposes. (Section 8.1)

Reports to Trustee

   We are required to provide the trustee with an officers' certificate each fiscal year stating whether, to the knowledge of the certifying officers in the course of performance of their duties as officers, we are in compliance with the requirements of the indenture and no default exists, and if a default has occurred, identifying the nature of the default of which the officers are aware. (Section 3.5)

Regarding the Trustee

   We maintain ordinary banking relationships and credit facilities with a number of banks, including the trustee, The Bank of New York.

                          Description of Debt Warrants

   We may issue, separately or together with other securities, debt warrants to purchase debt securities. We will issue the debt warrants under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of debt warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the debt warrant agreement or the certificates representing the debt warrants. If you would like more information on the provisions of a debt warrant agreement, you should review the form of debt warrant agreement, including the debt warrant certificate, which we have filed as an exhibit to the registration statement for the securities.

General

   A supplement to this prospectus will describe specific terms relating to the debt warrants being offered. These terms will include some or all of the following:

  . the title, total principal amount and authorized denominations of the series of debt securities purchasable upon exercise of the debt warrants;

  . the manner in which debt warrants may be exercised;

  . the title and terms of any related debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

  . the date, if any, on or after which the debt warrants may be transferred separately from the related debt security;

  . the principal amount of debt securities purchasable upon exercise of each debt warrant and the exercise price;

  . the date on which the right to exercise the debt warrants commences and the expiration date;

  . whether we will issue the debt warrant certificates in registered or bearer form; and

  . any other terms of the debt warrants.

   Debt warrants may be exercisable for debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate. Special United States federal income tax considerations applicable to any of these discounted debt securities will be described in a prospectus supplement.

   Prior to the exercise of their debt warrants, holders will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal of, and premium and interest, if any, on those debt securities.

Exercise of Debt Warrants

   Each debt warrant will entitle its holder to purchase for cash the principal amount of debt securities at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the debt warrants become exercisable, holders may exercise their debt warrants at any time up to the close of business on the expiration date, after which time any unexercised debt warrants will become void.

   Upon receipt of the exercise price and the debt warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, the debt securities purchased upon such exercise. If less than all the debt warrants represented by a certificate are exercised, we will issue a new debt warrant certificate for the remaining amount of debt warrants.

                Description of Common Stock and Preferred Stock

   We may issue, separately or together with or upon the conversion of or exchange for other securities, shares of our common stock and preferred stock. We have summarized certain rights of holders of our capital stock below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in:

  . our Articles of Restatement of Charter, as amended;

  . our Bylaws;

  . the Rights Agreement between us and First Chicago Trust Company of New
    York, as rights agent, pursuant to which we may issue shares of our Series A Junior Participating Preferred Stock upon the occurrence of certain events; and

  . in the case of preferred stock, our Articles Supplementary relating to such series of preferred stock.

   If you would like more information on our common stock and preferred stock, you should review the documents described above, each of which we have filed or incorporated by reference as an exhibit to the registration statement for the securities.

   Our authorized capital stock consists of:

  . 1,200,000,000 shares of common stock, of which as of October 2, 1999 approximately 883,000,000 shares were outstanding;

  . 12,000,000 shares of preferred stock, of which as of October 2, 1999
    6,000,000 shares were designated as Series A Junior Participating Preferred Stock, of which no shares were outstanding, and 3,654,072 shares were designated as Series A ESOP Convertible Preferred Stock, all of which were outstanding; and

  . 1,500,000 shares of convertible adjustable preferred stock, of which as of October 2, 1999 no shares were outstanding.

Common Stock

General

   Holders of common stock are entitled to receive dividends on their shares when, as and if declared by our board of directors out of funds legally available for distribution. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are also entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock.

   Each share of common stock entitles its holder to one vote in the election of directors and any other matter submitted to a vote of stockholders. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of common stock are entitled to elect all of our directors. Holders of common stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

   All of our outstanding shares of common stock have been fully paid and are nonassessable.

Preferred Stock Purchase Rights

   Each outstanding share of common stock has attached to it one-half of a right entitling its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock (subject to antidilution provisions) at a purchase price of $215 per right upon the occurrence of certain triggering events. Until one of those triggering events occurs, or the rights are earlier redeemed or expired, the rights will not be evidenced by separate certificates and may be transferred only with the common stock to which it attaches.

   With one exception, the rights will become exercisable ten days after any person or group announces it beneficially owns 15% or more of the outstanding shares of common stock, or ten business days after a person or group announces an offer to acquire 15% or more of the outstanding shares of common stock, whichever occurs first. In such event, we will distribute separate rights certificates evidencing the rights to all holders of our common stock issued prior to the triggering event. Each right will then entitle its holder (except the acquiring party) to purchase the number of shares of common stock having a market value of two times the exercise price of the right.

   In the event that, following a triggering event, we merge into or consolidate with, or transfer 50% or more of our consolidated assets or earning power to, another entity (other than us or our subsidiaries), each right will then entitle its holder to purchase the number of shares of common stock of the acquiring entity having a market value of two times the exercise price of the right.

   We may redeem the rights, as a whole, at a price of $.01 per right (subject to adjustment), at any time until the earlier of 15 days following the date the acquiring party acquired 15% or more of the common stock and the expiration date of the rights, which is May 31, 2008.

   For so long as the rights continue to be associated with the common stock, each new share of common stock we issue will include one-half of a right.

Preferred Stock

General

   Our charter authorizes our board of directors to classify and issue from time to time any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock. The applicable prospectus supplement will describe the terms of a particular series of preferred stock as set forth in the Articles Supplementary to our charter establishing such series. These terms will include some or all of the following:

  . title and stated value of the series;

  . whether and in what circumstances the holder is entitled to receive dividends and other distributions;

  . whether (and if so, when) the series can be redeemed by us or the holder or converted by the holder; and

  . voting and other rights, if any.

   Holders of preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liquidation Preference

   Unless otherwise described in the applicable prospectus supplement, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets in the amount specified in the applicable Articles Supplementary. A sale of all or substantially all of our assets or a consolidation or merger with one or more corporations will not be deemed a liquidation, dissolution or winding up for this purpose.

Ranking

   Unless otherwise described in the applicable prospectus supplement, any series of preferred stock we issue using this prospectus will rank senior to the Series A Junior Participating Preferred Stock.

                      Description of Common Stock Warrants

   We may issue, separately or together with other securities, common stock warrants to purchase shares of our common stock. We will issue the common stock warrants under stock warrant agreements to be entered into between us and a bank or trust company, as stock warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of stock warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the stock warrant agreement or the certificates representing the common stock warrants. If you would like more information on the provisions of a stock warrant agreement, you should review the form of stock warrant agreement, including the stock warrant certificate, which we have filed as an exhibit to the registration statement for the securities.

General

   A supplement to this prospectus will describe specific terms relating to the common stock warrants being offered. These terms will include some or all of the following:

  . the manner in which common stock warrants may be exercised;

  . the number of shares of common stock purchasable upon exercise of each common stock warrant and the exercise price;

  . the date on which the right to exercise the common stock warrants commences and the expiration date;

  . whether (and if so, when) we can call the common stock warrants for redemption; and

  . any other terms of the common stock warrants.

   Prior to the exercise of their common stock warrants, holders will not have any of the rights of holders of the common stock purchasable upon such exercise and will not be entitled to dividend payments on those shares of common stock.

Exercise of Stock Warrants

   Each common stock warrant will entitle its holder to purchase for cash the number of shares of common stock at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the common stock warrants become exercisable, holders may exercise their common stock warrants at any time up to the close of business on the expiration date, after which time any unexercised common stock warrants will become void.

   Upon receipt of the exercise price and the stock warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, a certificate representing the number of shares of common stock purchased upon such exercise. If less than all the common stock warrants represented by a certificate are exercised, we will issue a new stock warrant certificate for the remaining amount of common stock warrants.

Antidilution Provisions

   Unless otherwise described in a prospectus supplement, the exercise price payable and number of shares of common stock purchasable upon exercise of a common stock warrant will be adjusted to prevent the holder's beneficial interest in the common stock from being diluted in the event we:

  . issue a stock dividend to holders of common stock or combine, subdivide or reclassify our common stock;

  . issue rights, warrants or options to all holders of common stock entitling them to purchase shares of our common stock at a price per share less than the current market price per share of common stock; or

  . distribute to holders of common stock any of our assets or evidences of our indebtedness which are not payable out of our capital surplus.

                        Description of Currency Warrants

   We may issue, separately or together with debt securities or debt warrants, currency warrants entitling the holder to receive from us the cash value in U.S. dollars of the right to purchase (currency call warrants) or sell (currency put warrants) a specified amount of a designated foreign currency. We will issue the currency warrants under currency warrant agreements to be entered into between us and a bank or trust company, as currency warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of currency warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the currency warrant agreement or the certificates representing the currency warrants. If you would like more information on the provisions of a currency warrant agreement, you should review the form of currency warrant agreement, including the global warrant certificates, which we have filed as an exhibit to the registration statement for the securities.

General

   A supplement to this prospectus will describe specific terms relating to the currency warrants being offered. These terms will include some or all of the following:

  . whether the currency warrants will be currency put warrants or currency call warrants, or both;

  . the formula for determining the cash value in U.S. dollars, if any, of each currency warrant;

  . the manner in which currency warrants may be exercised and the circumstances in which such exercise will be deemed automatic;

  . the minimum number, if any, of currency warrants which must be exercised at any one time;

  . the date on which the right to exercise the currency warrants commences and the expiration date; and

  . any other terms of the currency warrants.

The spot exchange rate of the designated foreign currency, upon exercise, as compared to the U.S. dollar, will determine whether the currency warrants have a cash value (cash settlement value) on any given day prior to their expiration.

Form of Currency Warrants

   Unless otherwise described in a prospectus supplement, all currency warrants will be issued in the form of one or more fully registered global certificates that will be deposited with DTC, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global certificate will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased currency warrants. The participant will then keep a record of its clients who purchased the currency warrants. Accordingly, transfers of ownership of any currency warrant may only be effected through a selling holder's broker.

Exercise of Currency Warrants

   Each currency warrant will entitle its holder to receive the cash settlement value on the applicable exercise date. Holders may exercise their currency warrants at any time up to 3:00 p.m., New York City time, on the third business day preceding the expiration date, after which time all currency warrants will be deemed automatically exercised on the expiration date.

                              Plan of Distribution

   We may sell securities to underwriters or dealers, through agents or directly to purchasers (or a combination of these methods). Under certain circumstances, we may also repurchase securities (directly or through dealers) and reoffer them to the public in the same manner.

   If stated in the prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase debt securities pursuant to delayed delivery contracts providing for payment and delivery on a future date.

By Underwriters

   If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

   We may designate dealers, acting as our agents, to offer and sell securities upon certain terms and conditions. Unless otherwise indicated in the prospectus supplement, any agent we designate will act on a best efforts basis for the period of its appointment.

Direct Sales

   We may sell securities directly to the public, without the use of underwriters, dealers or agents.

General Information

   Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in a supplement to this prospectus.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 Legal Matters

   The validity of the offered securities will be passed upon for us by Roderick A. Palmore, our Senior Vice President, General Counsel and Secretary. At January 1, 2000, Mr. Palmore beneficially owned 33,613 shares of our common stock and held currently exercisable options to purchase 186,890 additional shares pursuant to our stock option plans.

                                    Experts

   Our consolidated financial statements and schedules appearing in our Annual Report on Form 10-K for the fiscal year ended July 3, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report included therein. We incorporate herein by reference such consolidated financial statements and schedules in reliance upon the authority of said firm as experts in accounting and auditing.
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